UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission file number 1-14706

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

This Report on Form 6-K contains the following exhibit, which is hereby incorporated by reference as Exhibit 1.1 to the registrant’s Registration Statement Form F-3 (File No. 333-07708).

Exhibit 1.1 Underwriting Agreement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: November 8, 2007	By:	/s/ Bruce A. Jordan
Bruce A. Jordan
Senior Vice President,
General Counsel & Secretary

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EXHIBIT INDEX

Number	Description
1.1	Underwriting Agreement.

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Exhibit 1.1

EXECUTION COPY

10,000,000 SHARES

FRESH DEL MONTE PRODUCE INC.

ORDINARY SHARES, $0.01 PAR VALUE PER SHARE

UNDERWRITING AGREEMENT

November 6, 2007

November 6, 2007

To the Managers named in Schedule I hereto

for the Underwriters named in Schedule III hereto

Ladies and Gentlemen:

Fresh Del Monte Produce Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), proposes to issue and sell to the several underwriters named in Schedule III hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), and the shareholder of the Company (the “Selling Shareholder”) named in Schedule II hereto proposes to sell to the several Underwriters, the number of ordinary shares, $0.01 par value per share, of the Company set forth on Schedule II hereto (the “Firm Shares”). The Company also proposes to issue and sell, and the Selling Shareholder proposes to sell, to the several Underwriters not more than the number of additional ordinary shares, $0.01 par value per share, set forth in Schedule II hereto (the “Additional Shares”) if and to the extent that you, as Managers of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such ordinary shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The ordinary shares, $0.01 par value per share, of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Ordinary Shares.” The Company and the Selling Shareholder are hereinafter sometimes collectively referred to as the “Sellers.” If the firm or firms listed in Schedule III hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, (the file number of which is set forth in Schedule I hereto) on Form F-3, relating to the securities (the “Shelf Securities”), including the Shares, to be issued from time to time by the Company. The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”, and the related prospectus covering the Shelf Securities dated July 9, 2007, in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares

(or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “preliminary prospectus” means any preliminary form of the Prospectus. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a) The Company is, and has been for all periods presented in the Time of Sale Prospectus and the Prospectus, a “foreign private issuer”, as such term is defined under the Securities Act, and meets the requirements for use of Form F-3 thereunder.

(b) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, are threatened by the Commission. If the Registration Statement is an automatic shelf registration statement as defined in Rule 405 under the Securities Act, the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement.

(c) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did

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not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information is that described in Section 10(a).

(d) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

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(e) The Company has been duly incorporated, is validly existing as an exempted company in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition, financial or otherwise, earnings, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, or prevent or materially interfere with the consummation of the transactions contemplated hereby (a “Material Adverse Effect”).

(f) Each “significant subsidiary” of the Company, as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act (each such significant subsidiary a “Material Subsidiary”) has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued shares of capital stock of each Material Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.

(g) The Company and each of its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except such liens, encumbrances and defects as are described in the Time of Sale Prospectus and the Prospectus or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) This Agreement has been duly authorized, executed and delivered by the Company.

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(i) The Company has an authorized capitalization as set forth in the Time of Sale Prospectus and the Prospectus, and all of the issued Ordinary Shares (including the Shares to be sold by the Selling Shareholder) have been duly and validly authorized and issued, are fully paid and non-assessable and conform in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus under the heading “Description of Share Capital.”

(j) The Shares to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(k) The Shares have been approved for listing on the New York Stock Exchange (the “NYSE”). The Company is in compliance with all applicable corporate governance requirements set forth in the NYSE’s Listed Company Manual (the “Manual”) that are currently in effect and is taking such steps as are reasonably necessary to ensure that it will be in compliance with other applicable governance requirements set forth in Manual not currently in effect upon the effectiveness of such requirements.

(l) Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of their respective affiliates, has taken any action which is designed to or which has constituted or which might have been reasonably expected to cause or result in stabilization or manipulation of the price of any security of the Company in connection with the offering of the Shares.

(m) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any (i) provision of applicable law or (ii) the memorandum of association or articles of association or other organizational documents of the Company or (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except, in the case of clauses (iii) and (iv) for such contraventions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(n) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

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(o) The statements contained in (A) the Time of Sale Prospectus and the Prospectus under the captions “Description of Share Capital,” “Taxation,” “Enforceability of Civil Liabilities,” and “Underwriting” (other than the statements in the Time of Sale Prospectus and the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information is that described in Section 10(a)), (B) the Registration Statement in Item 8 under the caption “Indemnification of Directors and Officers” and (C) the Annual Report on Form 20-F for the period ended December 29, 2006 in Item 10 under the caption “Memorandum and Articles of Association,” are accurate in all material respects and present fairly the information purported to be described therein.

(p) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or any of its Material Subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(q) Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(r) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described under the heading “Use of Proceeds” in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(s) Except as described in the Time of Sale Prospectus and the Prospectus, the Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where

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such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(t) Except as described in the Time of Sale Prospectus and the Prospectus, there are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(u) Except as described in the Time of Sale Prospectus and the Prospectus and for such rights as have been validly waived prior to the date hereof, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

(v) Ernst & Young LLP, who have audited certain financial statements of the Company and its subsidiaries, are independent public accountants as required by the Securities Act and the rules and regulations of the Commission thereunder.

(w) The Company’s consolidated historical financial statements, together with the related notes thereto, included in the Form 20-F and Forms 6-K that are incorporated by reference into the Registration Statement, the Time of Sale Prospectus and the Prospectus, comply as to form in all material respects with the applicable requirements of Regulation S-X under the Securities Act. Such historical financial statements, together with the related notes thereto, fairly present the financial position of the Company and its consolidated subsidiaries at the respective dates indicated and the results of operations and cash flows for the respective periods indicated; and said financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied throughout such periods. The other financial and statistical information and data incorporated or included in the Registration Statement, the Time of Sale Prospectus or the Prospectus are, in all material respects, fairly presented and prepared on a basis consistent with the financial statements and the books and records of the Company.

(x) The Company and each of its subsidiaries has such permits, licenses, franchises, certificates of need and other approvals or authorizations of any governmental or regulatory authority (“Permits”), as are necessary under applicable law to own their respective

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properties and to conduct their respective businesses in the manner described in the Time of Sale Prospectus and the Prospectus, except to the extent that the failure to have such Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries have fulfilled and performed, in all material respects, all their respective obligations with respect to the Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of, or imposition of a penalty on, the holder of any such Permit, subject in each case to such qualification as may be set forth in the Time of Sale Prospectus and the Prospectus and except to the extent that any such revocation, termination, impairment or penalty would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as described in the Time of Sale Prospectus and the Prospectus, none of the Permits contains any restriction that has not previously been satisfied and that is materially burdensome to the Company or any of its Material Subsidiaries.

(y) The Company and its subsidiaries own or possess all patents, trademarks, trademark registration, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights (collectively, the “Intellectual Property”) described in the Time of Sale Prospectus and the Prospectus as being owned by any of them or necessary for the conduct of their respective businesses, except where the failure to own or possess the Intellectual Property would not reasonably be expected to have a Material Adverse Effect and, except as described in the Time of Sale Prospectus and the Prospectus, neither the Company nor any of its Material Subsidiaries is aware of any claim to the contrary or any challenge by any other person to the rights of the Company or any of its Material Subsidiaries with respect to such rights that, if determined adversely to the Company or any such Material Subsidiary, would reasonably be expected to have a Material Adverse Effect.

(z) Except as described in the Time of Sale Prospectus and the Prospectus, neither the Company nor any of its subsidiaries is involved in any strike, job action or labor dispute with any group of employees, and, to the knowledge of the Company, no such action or dispute is threatened that would reasonably be expected to have a Material Adverse Effect.

(aa) The Company and each of its Material Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability that would reasonably be expected to have a Material Adverse Effect; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to

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termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”), in each case, except as would not have a Material Adverse Effect; and each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and would reasonably be expected to have a Material Adverse Effect.

(bb) There are no transfer taxes or other similar fees or charges under federal law or the laws of any state or foreign country, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale of the Shares hereunder.

(cc) The Company and each of its subsidiaries have filed all federal, state, local and foreign income and franchise tax returns required to be filed through the date hereof and have paid all taxes shown to be due thereon, and no tax deficiency has been determined adversely to the Company or any of its subsidiaries nor does the Company have any knowledge of any tax deficiency which, if determined adversely to the Company or any of its subsidiaries, would have a Material Adverse Effect.

(dd) The Company and each of its Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses and in similar industries.

(ee) The Company (i) makes and keeps accurate books and records and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to its assets is permitted only in accordance with management’s general or specific authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ff) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-14 and 15d-14 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company’s auditors and the Audit Committee of the Board of Directors have been advised of:

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(A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data; and (B) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; any material weaknesses in internal controls have been identified for the Company’s auditors; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(gg) The Company and, to the Company’s knowledge, its directors or officers, in their capacities as such, are in material compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(hh) The Company is not, and does not believe that, upon consummation of the transactions contemplated hereby, it will become, a passive foreign investment company as defined in Section 1296 of the Code.

(ii) Neither the Company nor any of its Material Subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise).

(jj) Neither the Company or any of its Material Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(kk) The operations of the Company and its subsidiaries are and have been conducted in all material respects in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), except for such non compliance as would not reasonably be expected to have a Material Adverse Effect, and no action, suit or proceeding, that would reasonably be expected to have a Material Adverse Effect, by or before any court or governmental agency,

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authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds, to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC, except as otherwise authorized by any valid license issued by OFAC.

(mm) The Company has complied and will comply in all material respects with all provisions of the Florida Statutes, Section 517.075 (Chapter 92-198, Laws of Florida).

2. Representations and Warranties of the Selling Shareholder. The Selling Shareholder represents and warrants to and agrees with each of the Underwriters that:

(a) This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder.

(b) The execution and delivery by the Selling Shareholder of, and the performance by the Selling Shareholder of its obligations under, this Agreement, will not contravene any provision of applicable law, or the certificate of incorporation, the memorandum and articles of association or any other organizational document of the Selling Shareholder, or any agreement or other instrument binding upon the Selling Shareholder or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Selling Shareholder, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Selling Shareholder of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(c) The Selling Shareholder has, and on the Closing Date will have, valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code in respect of, the Shares to be sold by the Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Shares to be sold by the Selling Shareholder or a security entitlement in respect of such Shares.

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(d) Upon payment for the Shares to be sold by the Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by the Depository Trust Company (“DTC”), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (the “UCC”)) to such Shares), (A) DTC shall be a “protected purchaser” of such Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Shares and (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, the Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, memorandum and articles of association of the Company and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(e) The Selling Shareholder has no reason to believe that the representations and warranties of the Company contained in Section 1 are not true and correct, is familiar with the Registration Statement, the Time of Sale Prospectus and the Prospectus and has no knowledge of any material fact, condition or information not disclosed in the Time of Sale Prospectus or the Prospectus that has had, or may have, a Material Adverse Effect. The Selling Shareholder is not prompted by any information concerning the Company or its subsidiaries which is not set forth in the Time of Sale Prospectus and the Prospectus to sell its Shares pursuant to this Agreement.

(f) (i) Each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if

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applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vi) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the representations and warranties set forth in this paragraph 2(f) are limited to statements or omissions made in reliance upon information relating to the Selling Shareholder furnished to the Company in writing by the Selling Shareholder expressly for use in the Registration Statement, the Time of Sale Prospectus, the Prospectus or any amendments or supplements thereto.

3. Agreements to Sell and Purchase. Each Seller, severally and not jointly, hereby agrees to sell to the several Underwriters the number of Firm Shares set forth in Schedule II hereto opposite its name, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from such Sellers, the number of Firm Shares set forth in Schedule III hereto opposite its name at the purchase price set forth in Schedule I hereto (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, each Seller agrees, severally and not jointly, to sell to the several Underwriters up to the number of Additional Shares set forth in Schedule II hereto opposite its name, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth in Schedule I hereto at the Purchase Price. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of the Prospectus. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as

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provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), (a) each Seller agrees, severally and not jointly, to sell the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be sold on such Option Closing Date as the number of Firm Shares set forth on Schedule II opposite the name of such Seller bears to the total number of Firm Shares and (b) each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule III hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

Each Seller hereby agrees that, without the prior written consent of the Managers identified in Schedule I, it will not, during the restricted period set forth in Schedule I hereto, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise; or (3) file any registration statement with the Commission relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares.

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the issuance by the Company of Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing or that is described in the Time of Sale Prospectus and the Prospectus, (c) grants by the Company of employee stock options or restricted stock in accordance with the terms of a plan in effect on the date hereof, (d) transactions by the Selling Shareholder relating to Ordinary Shares or other securities acquired in open market transactions after the completion of the offering of the Shares, (e) transfers by the Selling Shareholder of Ordinary Shares or any security convertible into Ordinary Shares as a bona fide gift, (f) transfers by the Selling Shareholder of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares to the Company, (g) distributions by the Selling Shareholder of Ordinary Shares or any security convertible into Ordinary Shares to its shareholders, (h) transfers of Ordinary Shares to any wholly owned subsidiary of the Selling Shareholder, (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act

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for the transfer of Ordinary Shares or (j) any action ancillary to the offer and sale of up to 16,000 Ordinary Shares by Jean-Pierre Bartoli, 4,000 Ordinary Shares by Emanuel Lazopoulos, 8,000 Ordinary Shares by Thomas Young and 8,000 Ordinary Shares by Antolin Saiz; provided that in the case of any transfer pursuant to clause (d), no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Ordinary Shares or other securities acquired in such open market transactions; provided further that in the case of any distribution described in clause (g) any such transfer or distribution shall not involve a distribution for value; provided further that in the case of any plan described in clause (i) any such plan does not provide for the transfer of Ordinary Shares during the restricted period; and provided further that in the case of any issuance, transfer or distribution described in clauses (b), (c), (e), (g) and (h) each donee, distributee or transferee shall enter into a written agreement accepting the restrictions set forth in the preceding paragraph and this paragraph as if it were a Seller and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Ordinary Shares, shall be required or shall be voluntarily made in respect of the transfer or distribution during the 90-day restricted period. In addition, the Selling Shareholder, agrees that, without the prior written consent of the Managers, it will not, during the 90-day restricted period, make any demand for, or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares. The Selling Shareholder consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Shares held by the Selling Shareholder except in compliance with the foregoing restrictions.

4. Public Offering. The Sellers are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectus.

5. Payment and Delivery. Payment for the Firm Shares to be sold by each Seller shall be made to such Seller in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to such Seller in Federal or other funds immediately available in New York City, against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as may be designated in writing by you.

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The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 6(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

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(c) The Underwriters shall have received on the Closing Date an opinion of Walkers, Cayman Islands counsel for the Company, dated the Closing Date, substantially in the form of Exhibit A hereto.

(d) The Underwriters shall have received on the Closing Date (i) an opinion and (ii) a letter, in each case, of Cleary Gottlieb Steen & Hamilton LLP, United States counsel for the Company, dated the Closing Date, substantially in the form of Exhibits B-1 and B-2 hereto, respectively.

(e) The Underwriters shall have received on the Closing Date an opinion of (i) George E. Henries, Liberian counsel for Del Monte Fresh Produce International Inc., (ii) Bruce Jordan, general counsel of the Company, on behalf of Del Monte Fresh Produce N.A., Inc., (iii) Walkers, Cayman Islands counsel for Fresh Del Monte Ship Holdings Ltd. and (iv) Bruce Jordan, general counsel of the Company, on behalf of the Company, dated the Closing Date, substantially in the form of Exhibits C-1, C-2, C-3 and C-4 hereto, respectively.

(f) The Underwriters shall have received on the Closing Date an opinion of (i) Kirkpatrick & Lockhart Preston Gates Ellis LLP, United States counsel for the Selling Shareholder and (ii) Walkers, Cayman Islands counsel for the Selling Shareholder, in each case, dated the Closing Date, substantially in the form of Exhibits D-1 and D-2 hereto, respectively.

(g) The Underwriters shall have received on the Closing Date an opinion of Mayer Brown LLP, counsel for the Underwriters, dated the Closing Date, in form and substance reasonably acceptable to the Underwriters.

The opinions of counsel for the Sellers described in Sections 6(c), (d), (e) and (f) above shall be rendered to the Underwriters at the request of the Company or the Selling Shareholder, as the case may be, and shall so state therein.

(h) The Company shall have filed the Prospectus with the Commission (including the information required by Rule 430A under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act; or the Company shall have filed a post-effective amendment to the Registration Statement containing the information required by such Rule 430A, and such post-effective amendment shall have become effective.

(i) All material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings under such Rule 433.

(j) No stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall have been instituted or threatened by the Commission.

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(k) The Shares shall have been approved for listing on the NYSE, and satisfactory evidence of such actions shall have been provided to the Managers.

(l) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Ernst & Young LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(m) The “lock-up” agreements, each substantially in the form of Exhibit E hereto, between you and the executive officers and directors of the Company relating to sales and certain other dispositions of Ordinary Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

7. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) To furnish to you, without charge, a signed copy of the Registration Statement (including exhibits thereto) and to deliver to each of the Underwriters during the period mentioned in Section 7(e) or 7(f) below, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

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(c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in

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Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided, however, that the Company shall not be required in connection therewith, as a condition thereof, to qualify as a foreign corporation or to execute a consent to service of process in any jurisdiction or subject itself to taxation as doing business in any jurisdiction if it is not otherwise so subject.

(h) During the prospectus delivery period, the Company will file all documents required to be filed with the Commission pursuant to Sections 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act.

(i) To make generally available to the Company’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j) The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.

(k) To prepare a final term sheet relating to the offering of the Shares, containing only information that describes the final terms of the offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Shares.

8. Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

9. Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Sellers agree to pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement,

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including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants and counsel for the Selling Shareholder in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Shares (within the time required by Rule 456 (b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all costs and expenses incident to listing the Shares on the NYSE, (v) the cost of printing certificates representing the Shares, (vi) the costs and charges of any transfer agent, registrar or depositary, and (vii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 10 entitled “Indemnity and Contribution” and the last paragraph of Section 12 below, the Underwriters will pay (x) all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make and (y) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show.

10. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and

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each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the tenth paragraph under the caption “Underwriting” in the Registration Statement, the Time of Sale and the Prospectus.

(b) The Selling Shareholder agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) to the same extent as the foregoing indemnity in Section 10(a), but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information relating to the Selling Shareholder and furnished by or on behalf of the Selling Shareholder specifically for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto.

(c) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholder, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or the Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity in Section 10(a), but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information is that described in Section 10(a).

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(d) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), 10(b) or 10(c), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Selling Shareholder and all persons, if any, who control the Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and any such control persons and affiliates of any Underwriters, any such firm shall be designated in writing by the Manager authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Shareholder and such control persons of the Selling Shareholder, such firm shall be designated in writing by the Selling Shareholder. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to

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indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(e) To the extent the indemnification provided for in Section 10(a), 10(b) or 10(c) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 10(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Sellers on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by each Seller and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate public offering price of the Shares set forth in the Prospectus. The relative fault of the Sellers on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Sellers or by the Underwriters and the parties’ relative

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intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(f) The Sellers and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g) The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Company and the Selling Shareholder contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, the Selling Shareholder or any person controlling the Selling Shareholder or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

11. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the American Stock Exchange, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on commercial banking activities shall

25

have been declared by Federal, New York State or Cayman Islands authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

12. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule III bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 12 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company and the Selling Shareholder for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholder. In any such case either you or the relevant Sellers shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this

26

paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of any Seller to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason any Seller shall be unable to perform its obligations under this Agreement, the Sellers will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

13. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.

(b) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

14. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

15. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

16. Consent to Service, Submission to Jurisdiction and Related Matters. Each Seller by the execution and delivery of this Agreement, designates CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, as its authorized agent upon whom process may be served in any suit, proceeding or other action against such Seller instituted by the

27

Underwriters or by any person controlling the Underwriters as to which the Underwriters or any such controlling person is a party and based upon this Agreement, or in any other action against each Seller, as the case may be, in any Federal or state court sitting in the Borough of Manhattan, State of New York, arising out of the offering made by the Prospectus or any purchase or sale of securities in connection therewith, and each Seller expressly accepts the jurisdiction of any such court in respect of any such suit, proceeding or other action and, without limiting other methods of obtaining jurisdiction, expressly submits to the nonexclusive personal jurisdiction of any such court in respect of any such suit, proceeding or other action. Such designation and appointment shall be irrevocable, unless and until a successor authorized agent in the United States reasonably acceptable to the Underwriters shall have been appointed by a Seller, such successor shall have accepted such appointment, and written notice thereof shall have been given to the Underwriters. Each Seller further agrees that service of process upon its authorized agent or successor (and written notice of said service to such Seller mailed by certified mail or sent by telex or delivered, as provided in Section 18 below) shall be deemed in every respect personal service of process upon such Seller, in any such suit, proceeding or other action. Each Seller hereby irrevocably waives, to the extent permitted by law, any objection that it may have or hereafter have to the laying of venue of any such action or proceeding arising out of or based on this Agreement or the transactions contemplated herein brought in the Federal or state courts sitting in the Borough of Manhattan, State of New York, and hereby further irrevocably waives, to the extent permitted by law, any claim that any such action or proceeding in any such court has been brought in an inconvenient forum. Each Seller agrees that any final judgment after exhaustion of all appeals or the expiration of time to appeal in any appeals or proceeding arising out of this Agreement or the transactions contemplated herein rendered by any such Federal court or state court shall be conclusive and, except as prohibited by applicable law, may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing contained in this Agreement shall affect or limit the right of the Underwriters to serve any process or notice of motion or other application in any other manner permitted by law or limit or affect the right of the Underwriters to bring any action or proceeding against a Seller or any of its property in the courts of any other jurisdiction. Each Seller further agrees to take any and all action, including the execution and filing of all such instruments and documents, as may be necessary to continue such designation and appointment or such substitute designation and appointment in full force and effect. Each Seller hereby agrees to the exclusive jurisdiction of the courts of the State of New York, or the Federal courts sitting in the Borough of Manhattan, State of New York, in connection with any action brought by it relating to or arising out of this Agreement or the transactions contemplated herein.

28

17. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto; and if to the Selling Shareholder shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

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Very truly yours,

FRESH DEL MONTE PRODUCE INC.

By:
Name:
Title:

The Selling Shareholder named in Schedule II hereto

By:
Name:
Title:

Accepted as of the date hereof Morgan Stanley & Co. Incorporated

Acting severally on behalf of itself and the several Underwriters named in Schedule III hereto.

By:	Morgan Stanley & Co. Incorporated

By:
Name:
Title:

S-1

SCHEDULE I

Managers:

Manager authorized to release lock-up under Section 3:	Morgan Stanley & Co. Incorporated
Manager authorized to appoint counsel under Section 10(d):	Morgan Stanley & Co. Incorporated

Registration Statement File No.:	333-144418

Time of Sale Prospectus	1. Prospectus dated July 9, 2007, relating to the Shelf Securities 2. The preliminary prospectus supplement dated November 1, 2007 relating to the Shares 3. Pricing Sheet dated November 6, 2007

Lock-up Restricted Period:	90 days after the date of the final prospectus supplement.

Title of Shares to be purchased:	Ordinary Shares, $0.01 par value per share

Number of Firm Shares:	10,000,000

Number of Additional Shares	1,500,000

Purchase Price:	$28.03 a share

Public Offering Price	$28.97 a share

Selling Concession:	$0.564 a share

Closing Date and Time:	November 13, 2007 9:00 a.m.

Closing Location:	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006

Address for Notices to Underwriters:	c/o Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

I-1

Address for Notices to the Company:	Del Monte Fresh Produce Company 241 Sevilla Avenue, PH Coral Gables, Florida 33134 Attention: Bruce Jordan, General Counsel

Address for Notices to the Selling Shareholder:	IAT Group Inc. 241 Sevilla Avenue, PH Coral Gables, Florida 33134 Attention: Jeffrey S. Bailey, Secretary

I-2

SCHEDULE II

Seller	Number of Firm Shares To Be Sold	Number of Additional Shares To be Sold
Fresh Del Monte Produce Inc.	4,000,000	600,000
Selling Shareholder
IAT Group Inc.	6,000,000	900,000

Total:	10,000,000	1,500,000

II-1

SCHEDULE III

Underwriter	Number of Firm Shares To Be Purchased
Morgan Stanley & Co. Incorporated	6,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,166,667
Piper Jaffray & Co.	1,166,667
Wachovia Capital Markets, LLC	1,166,666

Total:	10,000,000

III-1

EXHIBIT A

FORM OF OPINION OF WALKERS

13 November 2007

TO THE ADDRESSEES SET OUT IN SCHEDULE 4

Dear Sirs

FRESH DEL MONTE PRODUCE INC.

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Document (as defined in Schedule 1) being entered into by Fresh Del Monte Produce Inc. (the “Company”) in connection with:

(a) the issuance, offer and sale by the Company of up to 4,600,000 ordinary shares in the share capital of the Company with nominal or par value of US$0.01 each (the “Ordinary Shares”); and

(b) the offer and sale by IAT Group Inc. (the “Selling Shareholder”) of up to 6,900,000 ordinary shares in the share capital of the Company with nominal or par value of US$0.01 each.

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or certified translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are Attorneys at Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Document nor upon the commercial terms of the transactions contemplated by the Document.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, and under the laws of the Cayman Islands, we give the following opinions in relation to the matters set out below.

1. The Company is an exempted company duly incorporated with limited liability, validly existing under the laws of the Cayman Islands.

2. Based solely upon our review of the Certificate of Good Standing the Company is in good standing under the laws of the Cayman Islands.

3. The Company has full corporate power, authority and legal right to execute and deliver the Document and to perform its obligations under the Document and to carry on its business in accordance with its Amended and Restated Memorandum and Articles of Association.

4. Based solely upon our review as at the date of this opinion of the Amended and Restated Memorandum of Association of the Company, the objects for which the Company is established are unrestricted and the Company has full power and authority to carry out any object not prohibited by any law as provided by section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

5. The Document has been duly authorised and executed and, when delivered by the Company, will constitute the legal, valid and binding obligations of the Company enforceable in accordance with its respective terms.

6. The execution, delivery and performance of the Document, the consummation of the transactions contemplated thereby and the compliance by the Company with the terms and provisions thereof do not:

(a) contravene any law, public rule, or regulation of the Cayman Islands applicable to the Company which is currently in force; or

(b) contravene the Amended and Restated Memorandum and Articles of Association of the Company.

7. Neither the execution, delivery or performance of the Document nor the consummation or performance of any of the transactions contemplated thereby by the Company, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of any Cayman Islands governmental or judicial authority or agency.

8. The law chosen in the Document to govern its interpretation would be upheld as a valid choice of law in any action on that document in the courts of the Cayman Islands.

9. There are no stamp duties (other than the stamp duties mentioned in qualification 2 in Schedule 3), income taxes, withholdings, levies, registration taxes, or other duties or similar taxes or charges now imposed, or which under the present laws of the Cayman Islands could in the future become imposed, in connection with the enforcement or admissibility in evidence of the Document or on any payment to be made by the Company or any other person pursuant to the Document. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

10. None of the parties to the Document (other than the Company) is or will be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of the execution, delivery, performance or enforcement of the Document to which any of them is party.

11. A judgment obtained in a foreign court will be recognised and enforced in the courts of the Cayman Islands without any re-examination of the merits:

(a) at common law, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands; or

(b) by statute, by registration in the Grand Court of the Cayman Islands and execution as if it were a judgment of the Grand Court, where the judgment is a judgment of a superior court of any state of the Commonwealth of Australia which is final and conclusive for a sum of money not in respect of taxes or other charges of a like nature or in respect of a fine, penalty or revenue obligation and which remains enforceable by execution in that jurisdiction.

12. It is not necessary or advisable under the laws of the Cayman Islands that the Document or any document relating thereto be registered or recorded in any public office or elsewhere in the Cayman Islands in order to ensure the validity, effectiveness or enforceability of the Document.

13. It is not necessary under the laws of the Cayman Islands (a) in order to enable any party to the Document to enforce their rights under the Document or (b) solely by reason of the execution, delivery and performance of the Document that any party to the Document should be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands or any other political subdivision thereof.

14. The Company has executed an effective submission to the jurisdiction of the courts specified in the Document.

15. The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands; the Company has validly and irrevocably appointed CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York, United States of America, as its authorised agent for the purposes described in the Document; the waiver by the Company in the Document of any objection:

(a) to the venue of any action or proceeding in any federal or state court sitting in the Borough of Manhattan, State of New York; and

(b) that any action or proceeding in any federal or state court sitting in the Borough of Manhattan, State of New York has been brought in an inconvenient forum,

in each case, is legal, valid and binding and we are not aware of any reason why the courts of the Cayman Islands would not give effect to such waiver.

16. The Company is subject to civil and commercial law with respect to its obligations under the Document and neither the Company nor any of its assets is entitled to immunity from suit or enforcement of a judgment on the grounds of sovereignty or otherwise in the courts of the Cayman Islands in proceedings against the Company in respect of any obligations under the Document, which obligations constitute private and commercial acts rather than governmental or public acts.

17. Based solely upon our examination of the Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted on 8 November 2007 (the “Search Date”), we confirm that, as at the time of our examination, the Company has not been party to any proceedings in the Grand Court of the Cayman Islands during the six year period prior to the Search Date, there are no actions, suits or proceedings pending against the Company before the Grand Court of the Cayman Islands and no steps have been, or are being, taken to compulsorily wind up the Company and based solely upon our examination of the records of the Company referred to in this opinion, as at the time of our examination no resolution voluntarily to wind up the Company has been adopted by its members.

18. A judgment of a court in the Cayman Islands may be expressed in a currency other than Cayman Islands dollars.

19. On a liquidation of the Company, claims against the Company under the Document will rank at least pari passu with the claims of all other unsecured creditors (other than those preferred by law).

20. In the event of an insolvency, liquidation, bankruptcy or reorganisation affecting the Company, no liquidator, creditor or other person would be able to set aside any disposition of property effected by the Company pursuant to the Document.

21. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

22. Based solely upon our review as at the date of this opinion of the Amended and Restated Memorandum and Articles of Association, the minute book of the Company as maintained by the registered office of the Company and the Register of Members as provided to us by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America the authorised capital of the Company is US$2,500,000 divided into 200,000,000 ordinary shares of a nominal or par value of US$0.01 each and 50,000,000 preference shares of a nominal or par value of US$0.01 each (the “Capital”). The issued Capital, according to the Register of Members of the Company as at 31 October 2007 is 58,334,962 ordinary shares (the “Issued Shares”).

23. Based solely upon our review of the minute book and the Register of Members of the Company as at the date of this opinion the 23,435,636 ordinary shares of a nominal or par value of US$0.01 held by the Selling Shareholder in the Capital of the Company (the “Seller’s Shares”) have been duly authorised, validly issued as fully paid, and non-assessable. For the purposes of this opinion, “non-assessable” means that no Cayman Islands taxes are payable in respect of the issue of the Seller’s Shares.

24. The Ordinary Shares have been duly authorised, and when and to the extent issued and delivered against payment therefore in accordance with the terms of the Document, the Registration Statement, the Prospectus, the Preliminary Prospectus Supplement and the Final Prospectus Supplement (as the case maybe) will be issued, fully paid and non-assessable when an entry in respect of such Ordinary Shares in the name of the registered owners thereof has been made in the register of members of the Company (pursuant to sections 38 and 48 of the Companies Law) confirming that such Ordinary Shares are fully paid pursuant to a resolution of the Board of Directors of the Company duly approving the issuance of such Ordinary Shares. Section 38 of the Companies Law provides, inter alia, that every “person who has agreed to become a member of a company and whose name is entered on the register of members, shall be deemed to be a member of the company”. Section 48 of the Companies Law provides that “The register of members shall be prima facie evidence of any matters by this [Companies] Law directed or authorised to be inserted therein”. For the purposes of this opinion, “non-assessable” means that no Cayman Islands taxes will be payable in respect of the issue of the Ordinary Shares.

25. Under the existing laws the Cayman Islands currently in force as at the date of this opinion, all dividends and other distributions declared and payable on the Ordinary Shares may be paid by the Company to the registered holder thereof in United States dollars, which are freely transferable out of the Cayman Islands, and all such dividends and other distributions made to registered holders of the Ordinary Shares who are non-residents of the Cayman Islands will not be subject to any Cayman Islands income, withholding or other taxes under the existing laws of the Cayman Islands currently in force as at the date of this opinion and will otherwise be free and clear of any other tax, duty withholding or deduction in the Cayman Islands and without the necessity of obtaining any governmental authorisation in the Cayman Islands.

26. The statements included in the Registration Statement in item 8 headed “Indemnification of Directors and Officers”, in the Final Prospectus and the Preliminary Prospectus under the headings “Description of Share Capital”, “Dividend Policy” and “Taxation – Cayman Islands” and in the Annual Report in Item 10 under the heading “Memorandum and Articles of Association”, with respect to those matters governed by the laws of the Cayman Islands only, insofar as such statements constitute a summary of legal matters, documents or proceedings in each case, fairly summarise in all material respects such legal matters, documents and proceedings referred to therein.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent.

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully

WALKERS

SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.	The Certificate of Incorporation dated 29 August 1996 and Certificate of Incorporation on Change of Name of the Company dated 11 September 1996, the Amended and Restated Memorandum and Articles of Association dated 30 September 1997 (the “Amended and Restated Memorandum and Articles of Association”), the minute book, Register of Directors and Officers, and the Register of Mortgages and Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands and the Register of Members as at 31 October 2007 a copy of which has been provided to us by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America.

2.	The Cause List and Register of Writs and other Originating Process of the Grand Court of the Cayman Islands kept at the Clerk of Courts Office, George Town, Grand Cayman as at the Search Date.

3.	A Certificate of Good Standing dated 8 November 2007 in respect of the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

4.	A copy of the resolutions passed at a meeting of the Board of Directors of the Company dated 2 July 2007, a certified copy of the resolutions passed at a meeting of the Board of Directors of the Company dated 31 October 2007 and a copy of the resolutions passed at a meeting of the Board of Directors of the Company dated 7 November 2007 (together the “Resolutions”).

5.	A copy of the registration statement on Form F-3 (the “Registration Statement”) and the prospectus that forms a part thereof (the ”Base Prospectus”) filed by the Company on 9 July 2007 with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933 (the “Securities Act”).

6.	A copy of the annual report for the Company filed on 15 March 2007 with the SEC on Form 20-F for the period ended December 29 2006 (the “Annual Report”)

7.	A copy of the preliminary prospectus supplement dated 1 November 2007 (the “Preliminary Prospectus Supplement”), filed by the Company with the SEC under the Securities Act on 1 November 2007.

8.	A copy of the final prospectus supplement dated 6 November 2007, together with the Base Prospectus (the “Final Prospectus”), filed by the Company with the SEC under the Securities Act on 7 November 2007.

9.	An executed copy of the Underwriting Agreement dated 6 November 2007 entered into by and among the Company, the Selling Shareholder, and the several underwriters named in Schedule III thereto (the “Underwriters”) for whom Morgan Stanley & Co. Incorporated is acting as the manager (the “Document”).

SCHEDULE 2

ASSUMPTIONS

1.	There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Document and, insofar as any obligation expressed to be incurred under the Document is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

2.	The Document is within the capacity, power, and legal right of, and has been or will be duly authorised, executed and delivered by, each of the parties thereto (other than the Company) and constitute or, when executed and delivered, will constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all other relevant jurisdictions (other than the Cayman Islands).

3.	The choice of the laws of the jurisdiction selected to govern the Document has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands).

4.	All authorisations, approvals, consents, licences and exemptions required by, and all filings and other requirements of, each of the parties to the Document outside the Cayman Islands to ensure the legality, validity and enforceability of the Document have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and any conditions to which they are subject have been satisfied.

5.	All conditions precedent, if any, contained in the Document have been or will be satisfied or waived.

6.	The Board of Directors of the Company considers the execution of the Document and the transactions contemplated thereby to be in the best interests of the Company.

7.	No disposition of property effected by the Document is made for an improper purpose or wilfully to defeat an obligation owed to a creditor and at an undervalue.

8.	The Company was on the date of execution of the Document able to pay its debts as they became due from its own moneys, and any disposition or settlement of property effected by the Document is made in good faith and for valuable consideration and at the time of each disposition of property by the Company pursuant to the Document the Company will be able to pay its debts as they become due from its own moneys.

9.	The originals of all documents examined in connection with this opinion are authentic, all seals thereon and the signatures and initials thereon are those of Mohammad Abu-Ghazaleh and or Hani El-Naffy, and are genuine, all such documents purporting to be sealed have been so sealed, all copies are complete and conform to their originals and the Document conforms in every material respect to the latest drafts of the same produced to us and, where provided in successive drafts, have been marked up to indicate all changes to such Document.

10.	The Amended and Restated Memorandum and Articles of Association reviewed by us are the memorandum and articles of association of the Company in force at the date hereof.

11.	The minute book, Register of Directors and Officers, Register of Mortgages and Charges, Certificate of Incorporation, and Amended and Restated Memorandum and Articles of Association of the Company provided to us by its registered office together with the Register of Members of the Company provided to us by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America are complete and accurate and constitute a complete and accurate record of the business transacted by the Company and all matters required by law and the Amended and Restated Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

12.	The Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands examined by us at the Clerk of Courts Office, George Town, Grand Cayman at the Search Date, covering the period six years prior to the Search Date constitute a complete record of the proceedings before the Grand Court of the Cayman Islands.

13.	The meeting of the Board of Directors at which the Resolutions were duly adopted was called and held in accordance with the Articles of Association of the Company and such Resolutions and the arrangements approved pursuant thereto have not been amended (save as noted herein) or revoked and are in full force and effect.

14.	The copies of the Registration Statement, the Prospectus, the Preliminary Prospectus Supplement, the Final Prospectus and the Annual Report reviewed by us are complete, accurate and true copies of the originals of the same and all seals thereon and all signatures and initials thereon for and on behalf of the Company are those of Mohammad Abu-Ghazaleh and or Hani El-Naffy.

SCHEDULE 3

QUALIFICATIONS

1.	The term “enforceable” and its cognates as used in this opinion means that the obligations assumed by the Company under the Document are of a type which the courts of the Cayman Islands enforce. This does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement of obligations and the priority of obligations may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium and other laws of general application relating to or affecting the rights of creditors or by prescription or lapse of time;

(b)	enforcement may be limited by general principles of equity and, in particular, the availability of certain equitable remedies such as injunction or specific performance of an obligation may be limited where the court considers damages to be an adequate remedy;

(c)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of, or contrary to the public policy of, that jurisdiction;

(e)	a judgment of a court of the Cayman Islands may be required to be made in Cayman Islands dollars;

(f)	to the extent that any provision of the Document is adjudicated to be penal in nature, it will not be enforceable in the courts of the Cayman Islands; in particular, the enforceability of any provision of the Document which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date, may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)	to the extent that the performance of any obligation arising under the Document would be fraudulent or contrary to public policy, it will not be enforceable in the courts of the Cayman Islands;

(h)	a Cayman Islands court will not necessarily award costs in litigation in accordance with contractual provisions in this regard; and

(i)	the effectiveness of terms in the Document excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty shall be construed in accordance with, and shall be limited by, applicable law, including generally applicable rules and principles of common law and equity.

2.	Cayman Islands stamp duty will be payable if the Document is executed in, brought to, or produced before a court of the Cayman Islands. Such duty would be nominal except in the case of:

(a)	a debenture or a legal or equitable mortgage or charge of immovable property:

(i)	where the sum secured is CI$300,000.00 (US$360,000.00) or less, in which case duty would be 1% of the sum secured; or

(ii)	where the sum secured is more than CI$300,000.00 (US$360,000.00) whether initially or after further advance, in which case duty would be 1.5% of the sum secured;

(b)	a legal or equitable mortgage or charge of movable property (not including a debenture but including a bill of sale) in which case duty would be 1.5% of the sum secured;

PROVIDED THAT no duty shall be payable under subparagraphs (a) and (b) where the property is situated outside the Cayman Islands; and that in the case of a legal or equitable mortgage or charge granted by an exempted company, an ordinary non-resident company (as defined in the Companies Law (as amended)) or an exempted trust (as defined in the Trusts Law (as amended)) or a body corporate incorporated outside the Cayman Islands of movable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, the maximum duty payable shall be CI$500.00 (US$600.00); and

(c)

any note evidencing indebtedness, in which case duty of CI$0.25 per CI$100.00 or part thereof of the face value of each note, subject to a maximum of CI$250.00, is payable, unless, the notes are issued as part of a series by an exempted company or by an ordinary non-resident company (as defined in the Companies Law (as amended)) or by a body corporate incorporated outside the Cayman Islands, in which case a duty of CI$500.00 in respect of the instrument creating the notes may be paid and thereafter no further stamp duty in respect of such notes is payable.

3.	A certificate, determination, calculation or designation of any party to the Document as to any matter provided therein might be held by a Cayman Islands court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, for example if it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

4.	If any provision of the Document is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Cayman Islands courts notwithstanding any express provisions in this regard.

5.	In principle, a person who claims to be entitled pursuant to a contract to recover the legal fees and expenses incurred in enforcing that contract shall be entitled to judgment for the amount of legal fees and expenses found due under the contract and such amount shall not be subject to taxation pursuant to the applicable rule of court.

6.	A conveyance, mortgage, charge or other security interest granted or made by a company at a time when that company was unable to pay its debts as they fell due, and made or granted in favour of a creditor with a dominant intention to give that creditor a preference over the other creditors of the company, would be void pursuant to Section 168(1) of the Companies Law (as amended), if within six months thereof a petition is presented to the Grand Court of the Cayman Islands for the winding-up of such company, or a resolution is passed for the voluntary winding-up of the company.

7.	Under the Fraudulent Dispositions Law (as amended), any disposition of property made with an intent to defraud (which means an intention by the party disposing of the property to wilfully defeat an obligation owed to a creditor) and at an undervalue, shall be voidable at the instance of the creditor thereby prejudiced.

8.	We express no opinion upon the effectiveness of any clause of the Document providing that the terms of such Document may only be amended in writing.

9.	Notwithstanding any purported date of execution in the Document, the rights and obligations therein contained take effect only on the actual execution and delivery thereof but the Document may provide that they have retrospective effect as between the parties thereto alone.

10.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions and/or measures adopted by the European Union Council for Common Foreign & Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council.

11.	Persons who are not party to the Document (other than beneficiaries under properly constituted trusts or persons acting pursuant to powers contained in a deed poll) under Cayman Islands law have no direct rights or obligations under such Document.

12.	Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a Company on which a shareholder relied in agreeing to subscribe for shares in such Company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such Company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such Company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

SCHEDULE 4

ADDRESSEES

1.	Morgan Stanley & Co. Incorporated

2.	Merrill Lynch, Pierce, Fenner & Smith Incorporated

3.	Piper Jaffray & Co.

4.	Wachovia Capital Markets, LLC

EXHIBIT B-1

FORM OF OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON

November 13, 2007

Morgan Stanley & Co. Incorporated

as Representative of the several Underwriters

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

We have acted as special United States counsel to Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-144418) of 4,600,000 ordinary shares, $0.01 par value per share (the “Company Securities”), and the offering by IAT Group, Inc. (the “Selling Shareholder”) of 6,900,000 shares of the Company’s ordinary shares (the “Secondary Securities” and, together with the Company Securities, the “Securities”). Such registration statement, as amended as of its most recent effective date (November 6, 2007), insofar as it relates to the Securities (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated July 9, 2007, as first filed with the Securities and Exchange Commission (the “Commission”), but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated November 1, 2007, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement;” and the related prospectus supplement dated November 6, 2007, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus and the Preliminary Prospectus Supplement together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.” This opinion letter is furnished pursuant to Section 6(d) of the underwriting agreement dated November 6, 2007 (the “Underwriting Agreement”) between the Company and the several underwriters named in Schedule III thereto (the “Underwriters”).

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In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	an executed copy of the Underwriting Agreement;

(b)	the Registration Statement and the documents incorporated by reference therein;

(c)	the Pricing Prospectus and the documents incorporated by reference therein, as well as the document listed in Schedule I hereto;

(d)	the Final Prospectus and the documents incorporated by reference therein; and

(e)	the documents delivered to you by the Company at the closing pursuant to the Underwriting Agreement.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company and the Selling Shareholder in the Underwriting Agreement).

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The Underwriting Agreement has been duly executed and delivered by the Company under the laws of the State of New York.

2. The issuance and sale of the Securities to the Underwriters pursuant to the Underwriting Agreement do not, and the performance by the Company of its obligations in the Underwriting Agreement will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except

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such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but we express no opinion relating to any state securities or Blue Sky laws), (b) result in a violation of any U.S. federal or New York State law that in our experience normally would be applicable to general business entities with respect to such sale or performance (but we express no opinion relating to the U.S. federal securities laws or any state securities or Blue Sky laws), or (c) result in a breach of any of the terms and provisions of, or constitute a default under, any of the agreements of the Company identified in Exhibit 1 hereto.

3. The statements set forth in the Pricing Prospectus and the Final Prospectus under the heading “Taxation—United States,” insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a U.S. Holder (as defined in the Final Prospectus); the statements set forth in the Final Prospectus under the heading “Underwriting,” insofar as such statements purport to summarize certain provisions of the Underwriting Agreement, provide a fair summary of such provisions; and the statements set forth in the Company’s Annual Report on Form 20-F for the period ended December 29, 2006 under the heading “Additional Information—Memorandum and Articles of Association—Corporate Governance,” insofar as such statements purport to summarize certain material provisions with respect to listing and corporate governance requirements of the New York Stock Exchange in accordance with Section 303A.11 of the Listed Company Manual (including the Commentary thereto) of the New York Stock Exchange, provide a fair summary of such provisions.

4. Under the law of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 16 of the Underwriting Agreement, (i) validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. federal court sitting in the Borough of Manhattan, State of New York, in any action arising out of or based upon the Underwriting Agreement; (ii) to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court; and (iii) has validly appointed CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, as its authorized agent for the purpose described in Section 16 of the Underwriting Agreement; and service of process effected on such agent in the manner permitted by applicable law will be effective to confer valid personal jurisdiction over the Company in any such action.

5. Each of the subsidiaries (the “Subsidiaries”) of the Company identified in Exhibit 2 hereto is validly existing as a corporation in good standing under the laws of the State of Delaware.

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6. No registration of the Company under the Investment Company Act of 1940, as amended, is required for the offer and sale of the Company Securities by the Company in the manner contemplated by the Underwriting Agreement and the Final Prospectus and the application of the proceeds thereof as described in the Final Prospectus.

Insofar as the foregoing opinions relate to the valid existence and good standing of any of the Subsidiaries, they are based solely on a certificate of good standing received from the Secretary of State of the State of Delaware and on a telephonic and / or electronic confirmation from such Secretary of State. Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation); (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity; and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We note that the designation in Section 16 of the Underwriting Agreement of the U.S. federal courts sitting in the Borough of Manhattan, State of New York, as the venue for actions or proceedings arising out of or based upon the Underwriting Agreement is (notwithstanding the waiver in Section 16 of the Underwriting Agreement) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.

We express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

In rendering the opinion in numbered paragraph 2, we have assumed that, to the extent any document referred to in clause (c) thereof is governed by the law of a jurisdiction other than those referred to in the following paragraph, such document would be interpreted in accordance with its plain meaning.

The foregoing opinions are limited to the federal law of the United States of America, the law of the State of New York and the General Corporation Law of the State of Delaware.

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We are furnishing this opinion letter to you, as Representative of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By
Janet L. Fisher, a Partner

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SCHEDULE I

1. The Final Pricing Sheet captioned “Fresh Del Monte Produce Inc. $289,700,000 – 10,000,000 Shares” issued on November 6, 2007.

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Exhibit 1

1. $350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reefer Carriers, Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent.

2. Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement.

3. Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement.

4. Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement.

5. Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

6. Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

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7. Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

8. Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

9. Eighth Amendment dated as of October 29, 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

10. Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

11. Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

12. Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

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13. Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited.

14. Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc.

15. Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc. and Standard Fruit and Vegetable Co, Inc. et al.

16. Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank, as syndication agent, ING Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent.

17. First Amendment to Amended and Restated Credit Agreement effective as of January 27, 2004.

18. Second Amendment to Amended and Restated Credit Agreement effective as of June 24, 2004.

19. Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004.

20. Fourth Amendment to Amended and Restated Credit Agreement dated as of June 15, 2005.

21. Fifth Amendment to Amended and Restated Credit Agreement dated as of February 14, 2006.

22. Sixth Amendment to Amended and Restated Credit Agreement dated as of March 24, 2006.

23. Seventh Amendment to Amended and Restated Credit Agreement dated as of May 10, 2006.

24. Eighth Amendment to Amended and Restated Credit Agreement dated as of December 27, 2006.

25. Preliminary Sales and Purchase Agreement between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004.

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Exhibit 2

1.	Del Monte Fresh Produce (Hawaii), Inc.

2.	Fresh Del Monte Produce (Canada), Inc.

3.	Del Monte Fresh Produce (Southeast), Inc.

4.	Del Monte Fresh Produce (West Coast), Inc.

5.	Choice Farms, Inc.

6.	Del Monte Fresh Produce Company

7.	Del Monte Fresh Produce (Kansas City), Inc.

8.	Tricont Holding Company

9.	Tricont Trucking Company

10.	Tricont Logistics Company

11.	Fargo Acquisition Company

B-1-10

EXHIBIT B-2

FORM OF LETTER OF CLEARY GOTTLIEB STEEN & HAMILTON

November 13, 2007

Morgan Stanley & Co. Incorporated

    as Representative of the several Underwriters

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

We have acted as special United States counsel to Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-144418) of 4,600,000 ordinary shares, $0.01 par value per share (the “Company Securities”), and the offering by IAT Group, Inc. (the “Selling Shareholder”) of 6,900,000 shares of the Company’s ordinary shares (the “Secondary Securities” and, together with the Company Securities, the “Securities”). Such registration statement, as amended as of its most recent effective date (November 6, 2007), insofar as it relates to the Securities (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated July 9, 2007, as first filed with the Securities and Exchange Commission (the “Commission”), but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated November 1, 2007, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement;” the final pricing sheet listed in Schedule I hereto, is herein called the “Final Pricing Sheet;” and the related prospectus supplement dated November 6, 2007, as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus, the Preliminary Prospectus Supplement and the Final Pricing Sheet together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.” This letter is furnished pursuant to Section 6(d) of the underwriting agreement dated November 6, 2007 (the “Underwriting Agreement”) between the Company and the several underwriters named in Schedule III thereto (the “Underwriters”).

B-2-1

Because the primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or statistical information, and because many determinations involved in the preparation of the Registration Statement, the Pricing Prospectus, the Final Prospectus and the documents incorporated by reference in each of them are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion letter to you of even date herewith, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Prospectus, the Final Prospectus or the documents incorporated by reference in each of them (except to the extent expressly set forth in numbered paragraph 3 of our opinion letter to you of even date herewith) and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements (except as aforesaid). We also are not passing upon and do not assume any responsibility for ascertaining whether or when any of the Pricing Prospectus, the Final Prospectus or the documents incorporated by reference in each of them was conveyed to any person for purposes of Rule 159 under the Securities Act.

However, in the course of our acting as special United States counsel to the Company in connection with its preparation of the Registration Statement, the Pricing Prospectus and the Final Prospectus, we participated in conferences and telephone conversations with representatives of the Company, representatives of the independent public accountants for the Company, your representatives and representatives of your counsel, during which conferences and conversations the contents of the Registration Statement, the Pricing Prospectus, the Final Prospectus and portions of certain of the documents incorporated by reference in each of them and related matters were discussed, and we reviewed certain corporate records and documents of the Company and the Selling Shareholder furnished to us by the Company.

Based on our participation in such conferences and conversations and our review of such records and documents as described above, our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we advise you that:

(a) The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which we express no view), at the time it became effective, and the Final Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any material contracts or other material documents required to be

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filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Final Prospectus that are not filed or described as required.

(b) The documents incorporated by reference in the Registration Statement and the Final Prospectus (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) No information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which we express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) No information has come to our attention that causes us to believe that the Pricing Prospectus, including the documents incorporated by reference therein, considered together with the amount and the price to the public of the Securities on the front cover of the Final Prospectus (except in each case the financial statements and schedules and other financial and statistical data included in the Pricing Prospectus and management’s report on the effectiveness of internal control over financial reporting, as to which we express no view) at 6:00 pm (Eastern time) on November 6, 2007, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) No information has come to our attention that causes us to believe that the Final Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data included therein and management’s report on the effectiveness of internal control over financial reporting, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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We are furnishing this letter to you, as Representative of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the views expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By
Janet L. Fisher, a Partner

B-2-4

SCHEDULE I

1. The Final Pricing Sheet captioned “Fresh Del Monte Produce Inc. $289,700,000 – 10,000,000 Shares” issued on November 6, 2007.

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EXHIBIT C-1

FORM OF OPINION OF LIBERIAN COUNSEL

November 13, 2007

Morgan Stanley & Co. Incorporated

    as Representative of the several Underwriters

c/o Morgan Stanley Incorporated

1585 Broadway

New York, New York 10036

Re: Del Monte Fresh Produce International Inc. –

Public Stock Offering in the United States

Dear Sirs:

We have been informed that Fresh Del Monte Produce Inc. (the “Company”) is making a public stock offering in the United States, and have been requested to give our legal opinion with respect to Liberian law relating to one of the Company’s material subsidiaries, Del Monte Fresh Produce International Inc. (the “Subsidiary”), a Liberian corporation. We are Liberian lawyers and qualified to give this opinion.

In giving this opinion, we have examined copies of the following documents:

1. The Certified Copy of the Subsidiary’s Articles of Incorporation filed April 17, 1989 and issued March 16, 2007;

2. A Certificate of Goodstanding dated October 31, 2007;

3. A Form F-3 Registration Statement (the “Prospectus”) filed with the U.S. Securities & Exchange Commission (the “SEC”) by the Company on July 9, 2007;

4. The Preliminary Prospectus Supplement, dated November 1, 2007, (the “Time of Sale Prospectus”);

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5. The Prospectus Supplement, dated November 6, 2007 (the “Prospectus”); and

6. The Underwriting Agreement, dated November 6, 2007, (the “Agreement”).

In connection with the foregoing, we have also examined such laws, regulations and enactments of the Republic of Liberia and Liberian public corporate records as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. We have also assumed that the draft documents, when executed and delivered, will be substantially in the form submitted to us for examination.

The opinion expressed herein is further qualified in that it is confined solely to the laws of the Republic of Liberia in force and as interpreted at the date of this opinion.

Subject to the foregoing, it is our opinion that:

1. The Subsidiary is duly incorporated, validly existing and in good standing under the laws of the Republic of Liberia. It has the corporate power and authority to own its properties and conduct its business as described in the Time of Sale Prospectus and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

2. All of the issued shares of capital stock of the Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.

3. The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Agreement will not contravene any provision of applicable law in the Republic of Liberia or, to the best of our knowledge, any agreement or other instrument binding on the Subsidiary that is material to the Company and its subsidiaries, taken as a whole, or, to the best of our knowledge, any judgment, order or decree of any governmental body, agency or court in the Republic of Liberia having jurisdiction

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over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency in the Republic of Liberia is required for the performance by the Company of its obligations under the Agreement.

4. Except as described in the Time of Sale Prospectus and Prospectus, after due inquiry, we do not know of any legal or governmental proceedings pending or threatened in the Republic of Liberia to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are not so described.

Very truly yours,

George E. Henries

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EXHIBIT C-2

FORM OF OPINION OF THE GENERAL COUNSEL OF THE

COMPANY

November 13, 2007

Underwriters

TO THE ADDRESSEES SET FORTH ON THE ATTACHED SCHEDULE

Ladies and Gentlemen:

I am General Counsel to Fresh Del Monte Produce Inc., a company organized under the laws of the Cayman Islands (the “Company”), in connection with that certain Underwriting Agreement, dated as of November 6, 2007 (the “Underwriting Agreement”), among the Company, IAT Group, Inc., a company organized under the laws of the Cayman Islands (“IAT”; together with the Company, the “Sellers”), and the several Underwriters named in Schedule III thereto (the “Underwriters”). Capitalized terms not otherwise defined herein have the meanings set forth in the Underwriting Agreement. We are delivering this opinion letter to you at the request of the Company pursuant to Section 6(e)(ii) of the Underwriting Agreement.

In connection with rendering the opinions set forth below, I have examined the Underwriting Agreement and made such other investigation as I have deemed appropriate. I have examined and relied on certificates of public officials and, as to certain matters of fact that are material to my opinion, I have also examined and relied upon the representations and warranties of the Company contained in the Underwriting Agreement and upon a review of the relevant corporate records of the Company. I have not independently established any of the facts so relied on.

The opinions expressed in this opinion letter are limited to the law of the State of Florida and the federal law of the United States that in my experience is applicable to transactions of the type contemplated by the Underwriting Agreement. Except as expressly set forth in this opinion letter, I am not opining on specialized laws that are not customarily covered in opinion letters of this kind, such as tax, insolvency, antitrust, pension, employee benefit, environmental, intellectual property, banking, insurance, labor, health and safety, and securities laws. I am not opining on the law of any county, municipality or other political subdivision or local governmental agency or authority.

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Based upon the foregoing, I am of the opinion that:

(i) Del Monte Fresh Produce N.A., Inc., a subsidiary of the Company (the “Florida Subsidiary”) has been duly incorporated, is validly existing as a corporation in good standing under the laws of Florida, has the corporate power and authority to own its properties and conduct its business as described in the Time of Sale Prospectus and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(ii) All of the issued shares of capital stock of the Florida Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and are owned by the Company, free and clear of all liens, encumbrances, equities or claims.

(iii) The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement will not contravene any provision of applicable law in Florida or, to the best of my knowledge, any agreement or other instrument binding on the Florida Subsidiary that is material to the Company and its subsidiaries, taken as a whole, or, to the best of my knowledge, any judgment, order or decree of any governmental body, agency or court in Florida having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency in Florida is required for the performance by the Company of its obligations under this Agreement.

(iv) Except as described in the Time of Sale Prospectus and Prospectus, after due inquiry, I do not know of any material legal or governmental proceedings pending or threatened in Florida to which the Company or the Florida Subsidiary is a party or to which any of the properties of the Company or the Florida Subsidiary is subject that are not so described.

We express no opinion with respect to any matter involving financial information or relating to compliance with financial covenants or financial requirements.

The opinions expressed herein are solely for your benefit in connection with the transactions contemplated by the Underwriting Agreement and may not be relied upon by any other person or for any other purpose without our express written consent. This

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opinion letter is effective as of the date hereof, and I hereby expressly disclaim any obligation to supplement this opinion letter for any changes which may occur hereafter with respect to any of the matters addressed herein.

Very truly yours,

Bruce A. Jordan

Senior Vice President, General Counsel

and Secretary

Attachments: Schedule of Addressees

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Schedule

ADDRESSEES

Morgan Stanley & Co. Incorporated

    as Representative of the several Underwriters

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

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EXHIBIT C-3

FORM OF OPINION OF WALKERS FOR FRESH DEL MONTE SHIP

HOLDINGS LTD.

13 November 2007

TO THE ADDRESSEES SET OUT IN SCHEDULE 4

Dear Sirs

FRESH DEL MONTE SHIP HOLDINGS LTD.

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to Fresh Del Monte Ship Holdings Ltd. (the “Company”).

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or certified translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are Attorneys at Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, and under the laws of the Cayman Islands, we give the following opinions in relation to the matters set out below.

1. The Company is an exempted company duly incorporated with limited liability, validly existing under the laws of the Cayman Islands.

2. Based solely upon our review of the Certificate of Good Standing, the Company is in good standing under the laws of the Cayman Islands.

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3. Based solely upon our review of the Memorandum and Articles of Association as registered on 3 September 1998 the objects for which the Company is established are unrestricted and the Company has full power and authority to carry out any object not prohibited by any law as provided by section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

4. The Company is managed by a Board of Directors who may be elected or removed in accordance with the provisions of the Articles of Association of the Company.

5. Based solely upon our review as at the date of this opinion of the Memorandum and Articles of Association, the minute book and the Register of Members of the Company as maintained by the registered office of the Company the authorised capital of the Company is US$50,000.00 divided into 50,000 ordinary shares of a nominal or par value of US$1.00 each (the “Capital”), subject to the further provisions of the Articles of Association dated 3 September 1998 and the Companies Law. The issued Capital, according to the minute book and the Register of Members of the Company as at the date of this opinion is 50,000 ordinary shares (the “Issued Shares”).

6. Based solely upon our review of the minute book and the Register of Members of the Company as at the date of this opinion the Issued Capital of the Company has been duly authorised and validly issued, as fully paid (subject to the receipt of funds by the Company in payment for such issuance), pursuant to a minute of a meeting of the Company dated 8 September 1998.

7. Based solely upon our review of the minute book and the Register of Members of the Company as at the date of this opinion, Fresh Del Monte Produce Inc. is recorded as the sole member of the Company holding 100% of the Issued Shares acquired pursuant to a share transfer instrument dated February 21 2000 approved by unanimous written consent and resolution of the Board of Directors of the Company dated 21 February 2000. Section 38 of the Companies Law provides, inter alia, that every “person who has agreed to become a member of a company and whose name is entered on the register of members, shall be deemed to be a member of the company”. Section 48 of the Companies Law provides that “The register of members shall be prima facie evidence of any matters by this [Companies] Law directed or authorised to be inserted therein”.

8. Section 6 of the Companies Law provides (inter alia) that the “liability of the members of a company formed under this [Companies] Law may, according to the memorandum of association, be limited…to the amount, if any, unpaid on the shares respectively held by them”. Having regard to the foregoing, under the laws of the Cayman Islands, no personal liability attaches to the registered holders of the Issued Shares by reason only of their being registered holders thereof provided that such Issued Shares are fully paid up.

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9. Based solely upon our examination of the Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted on 8 November 2007 (the “Search Date”), we confirm that, as at the time of our examination, there are no actions, suits or proceedings pending against the Company before the Grand Court of the Cayman Islands and no steps have been, or are being, taken to compulsorily wind up the Company and based solely upon our examination of the records of the Company referred to in this opinion, as at the time of our examination no resolution voluntarily to wind up the Company has been adopted by its member.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent.

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully

WALKERS

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SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.	The Certificate of Incorporation dated 3 September 1998, the Memorandum and Articles of Association as registered on 3 September 1998, the minute book, Register of Directors and Officers, the Register of Members and the Register of Mortgages and Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands.

2.	The Cause List and Register of Writs and other Originating Process of the Grand Court of the Cayman Islands kept at the Clerk of Courts Office, George Town, Grand Cayman as at the Search Date.

3.	A Certificate of Good Standing dated 8 November 2007 in respect of the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

4.	An executed minute of a meeting of the Board of Directors of the Company dated 8 September 1998 (the “Minutes”).

5.	An executed unanimous written consent and resolution of the Board of Directors of the Company dated 21 February 2000 (the “Resolutions”).

6.	An executed share transfer instrument dated February 21 2000, in respect of the transfer of 100% of the Issued Shares of the Company in favour Fresh Del Monte Produce Inc., as transferee (the “Share Transfer”).

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SCHEDULE 2

ASSUMPTIONS

1.	There are no provisions of the laws of any jurisdiction outside the Cayman Islands which were contravened by the execution or delivery of the Share Transfer and, insofar as any obligation expressed to be incurred under the Share Transfer was to be performed in or was otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance was not illegal by virtue of the laws of that jurisdiction.

2.	The Share Transfer was within the capacity, power, and legal right of, and was duly authorised, executed and delivered by, each of the parties thereto (other than Fresh Del Monte Produce Inc.) and constituted the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all other relevant jurisdictions (other than the Cayman Islands).

3.	The Company was on the date of this opinion able to pay its debts as they became due from its own moneys.

4.	The Memorandum and Articles of Association reviewed by us are the memorandum and articles of association of the Company in force at the date hereof.

5.	The minute book, Register of Directors and Officers, Register of Mortgages and Charges, Certificate of Incorporation, Register of Members and Memorandum and Articles of Association of the Company provided to us by its registered office are complete and accurate and constitute a complete and accurate record of the business transacted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

6.	The originals of all documents examined in connection with this opinion are authentic, all signatures, initials and seals are genuine, all such documents purporting to be sealed have been so sealed and all copies are complete and conform to their originals.

7.	The Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands examined by us at the Clerk of Courts Office, George Town, Grand Cayman at the Search Date, covering the period six years prior to the Search Date constitute a complete record of the proceedings before the Grand Court of the Cayman Islands.

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8.	The Minutes were duly adopted at a duly convened meeting of the Board of Directors and such meeting was held and conducted in accordance with the Articles of Association of the Company and remain in full force and effect and have not been revoked.

9.	The Resolutions remain in full force and effect and have not been revoked and the signatures and initials thereon are the genuine signatures and initials of each Director.

10.	The Share Transfer reviewed by us is complete and accurate and all signatures and initials thereon are those of a person or persons authorised to execute the Share Transfer and the Share Transfer has not been amended or revised and remains in full force and effect as at the date of this opinion.

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SCHEDULE 3

QUALIFICATIONS

1.	A conveyance, mortgage, charge or other security interest granted or made by a company at a time when that company was unable to pay its debts as they fell due, and made or granted in favour of a creditor with a dominant intention to give that creditor a preference over the other creditors of the company, would be void pursuant to Section 168(1) of the Companies Law (as amended), if within six months thereof a petition is presented to the Grand Court of the Cayman Islands for the winding-up of such company, or a resolution is passed for the voluntary winding-up of the company.

2.	Under the Fraudulent Dispositions Law (as amended), any disposition of property made with an intent to defraud (which means an intention by the party disposing of the property to wilfully defeat an obligation owed to a creditor) and at an undervalue, shall be voidable at the instance of the creditor thereby prejudiced.

3.	Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a Company on which a shareholder relied in agreeing to subscribe for shares in such Company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such Company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such Company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

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SCHEDULE 4

ADDRESSEES

1.	Morgan Stanley & Co. Incorporated

2.	Merrill Lynch, Pierce, Fenner & Smith Incorporated

3.	Piper Jaffray & Co.

4.	Wachovia Capital Markets, LLC

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EXHIBIT C-4

FORM OF OPINION OF THE GENERAL COUNSEL OF THE

COMPANY

November 13, 2007

Morgan Stanley & Co. Incorporated

    as Representative of the several Underwriters

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

I refer to Section 6(e)(iv) of the Underwriting Agreement, dated November 6, 2007 (the “Underwriting Agreement”), among Fresh Del Monte Produce Inc., a company organized under the laws of the Cayman Islands (the “Company”), IAT Group Inc., a company organized under the laws of the Cayman Islands (“IAT” and, together with the Company, the “Sellers”), and the several Underwriters named in Schedule III thereto (the “Underwriters”). Capitalized terms not otherwise defined herein have the meanings set forth in the Underwriting Agreement.

In rendering the opinions set forth below, I have examined the Underwriting Agreement and made such other investigations as I have deemed appropriate. I have examined and relied on certificates of public officials and, as to certain matters of fact that are material to my opinions, I have also examined and relied upon the representations and warranties of the Company contained in the Underwriting Agreement and upon a review of the relevant corporate records of the Company. I have not independently established any of the facts so relied on.

Based upon the foregoing, I am of the opinion that the issuance and sale by the Company of up to 4,600,000 ordinary shares, $0.01 par value per share, (the “Securities”) to the Underwriters pursuant to the Underwriting Agreement and the performance by the Company of its obligations in the Underwriting Agreement will not (1) result in a breach of any of the terms and provisions of, or constitute a default under, any of the agreements of the Company identified in Exhibit 1 hereto, or (2) to my knowledge, contravene any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company.

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Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) I have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of Florida that in my experience normally would be applicable to general business entities with respect to such agreement or obligation); (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity; and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

In rendering the opinions set forth above, I have assumed that, to the extent any document referred to in such opinion is governed by the law of a jurisdiction other than those referred to in the following paragraph, such document would be interpreted in accordance with its plain meaning.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of Florida.

I am furnishing this opinion letter to you, as Representative of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. I assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

Bruce A. Jordan
Senior Vice President, General Counsel and Secretary

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EXHIBIT 1

1. License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”).

2. License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”).

3. License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc.

4. Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited.

5. Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc.

6. Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc.

7. Fresh Del Monte Produce Inc. 1997 Share Incentive Plan.

8. Fresh Del Monte Produce Inc. 1999 Share Incentive Plan.

9. Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan.

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EXHIBIT D-1

FORM OF SELLING SHAREHOLDER OPINION (K&L GATES)

November 13, 2007

TO THE ADDRESSEES SET FORTH ON THE ATTACHED SCHEDULE

Ladies and Gentlemen:

We have acted as special counsel to IAT Group Inc., a company organized under the laws of The Cayman Islands (the “Company”), in connection with the proposed sale by the Seller of 6,000,000 ordinary shares, $0.01 par value per share (the “Shares”) of Fresh Del Monte Produce Inc., a company organized under the laws of The Cayman Islands (“FDMP”), in a public offering (the “Offering”) pursuant to that certain Underwriting Agreement, dated as of November 6, 2007 (the “Underwriting Agreement”), among the Company, FDMP and the Manager named in Schedule I thereto (the “Manager”) on behalf of the several Underwriters named in Schedule III thereto (the “Underwriters”). We are delivering this opinion letter to you at the request of the Company pursuant to Section 6(f)(i) of the Underwriting Agreement.

Capitalized terms not otherwise defined herein have the meanings set forth in the Underwriting Agreement. “UCC” means the Uniform Commercial Code as currently in effect in the State of New York. Uncapitalized terms used herein that are defined in UCC Articles 8 and 9 (and other statutory provisions made applicable by Articles 8 and 9) are used herein as defined therein unless otherwise indicated by the context in which those terms are so used.

In connection with rendering the opinions set forth below, we have examined the Underwriting Agreement and made such other investigation as we have deemed appropriate. We have examined and relied on certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also examined and relied upon the representations and warranties of the Company contained in the Underwriting Agreement and upon a certificate of an officer of the Company (the “Fact Certificate”). A copy of the Fact Certificate is attached to this opinion letter. We have not independently established any of the facts so relied on.

We have assumed the (i) authenticity of all documents submitted to us as originals, (ii) genuineness of all signatures, (iii) legal capacity of natural persons and (iv) conformity to authentic originals of all documents submitted to us as copies. We have also assumed the following:

(i) the Underwriting Agreement constitutes the legal, valid and binding obligations of the parties thereto, enforceable against the other parties thereto in accordance with its terms, subject, however, to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

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(ii) all parties to the Underwriting Agreement will comply with all of the terms and conditions of the Underwriting Agreement, to the extent that such performance is relevant to the opinions expressed below; and

(iii) (a) The Depository Trust Company (“DTC”) is a “securities intermediary” as defined in Section 8-102 of the UCC and the state of New York is the “securities intermediary’s jurisdiction” of DTC for purposes of Section 8-110 of the UCC, (b) the Shares are registered in the name of DTC or its nominee on FDMP’s share registry in accordance with FDMP’s memorandum of association and articles of association and applicable law, and DTC or another person on behalf of DTC maintains possession of certificates representing the Shares, (c) DTC indicates by book entries on its books that security entitlements with respect to the Shares have been credited to the several Underwriters’ securities accounts and (d) the Underwriters are purchasing the Shares without notice of an adverse claim within the meaning of Section 8-102 of the UCC.

The opinions expressed in this opinion letter are limited to the law of the State of New York and the federal law of the United States that in our experience is applicable to transactions of the type contemplated by the Underwriting Agreement. Except as expressly set forth in this opinion letter, we are not opining on specialized laws that are not customarily covered in opinion letters of this kind, such as tax, insolvency, antitrust, pension, employee benefit, environmental, intellectual property, banking, insurance, labor, health and safety, and securities laws. We are not opining on the law of any county, municipality or other political subdivision or local governmental agency or authority.

Based upon the foregoing, we are of the opinion that:

1. The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement will not contravene any provision of (i) any applicable law (including any rule or regulation issued pursuant thereto) of the United States or the State of New York (ii) any agreement or other instrument listed in the Fact Certificate or (iii) any judgment, order or decree listed in the Fact Certificate.

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2. No consent, approval, authorization or order of, or qualification with, any governmental authority under any statute, rule, or regulation the United States or the State of New York is required for the performance by the Company of its obligations under the Underwriting Agreement, except such as may be required by (i) the federal securities laws of the United States and (ii) the securities or Blue Sky laws of the various states in connection with offer and sale of the Shares.

3. The irrevocable (A) submission by the Company to the non-exclusive personal jurisdiction of the federal and state courts sitting in the Borough of Manhattan, State of New York, (B) waiver of any objection to venue of any proceeding in such court and (C) appointment of CT Corporation as its agent for the purposes set forth in the Underwriting Agreement, in each case is enforceable under the laws of the United States and the State of New York.

4. Upon payment for and delivery of the Shares in accordance with the Underwriting Agreement, (A) each of the several Underwriters will be a “protected purchaser” of the Shares purchased by it within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, each of the Underwriters will acquire a valid security entitlement in respect of the Shares purchased by it and (C) each of the Underwriters will acquire its interest in the Shares purchased by it free of any adverse claim.

We express no opinion with respect to any matter involving financial information or relating to compliance with financial covenants or financial requirements.

The opinions expressed herein are solely for your benefit in connection with the transactions contemplated by the Underwriting Agreement and may not be relied upon by any other person or for any other purpose without our express written consent. This opinion letter is effective as of the date hereof, and we hereby expressly disclaim any obligation to supplement this opinion letter for any changes which may occur hereafter with respect to any of the matters addressed herein.

Very truly yours,

Attachments:	Schedule of Addressees
Fact Certificate

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Schedule

ADDRESSEES

1.	Morgan Stanley & Co. Incorporated

2.	Merrill Lynch, Pierce, Fenner & Smith Incorporated

3.	Piper Jaffray & Co.

4.	Wachovia Capital Markets, LLC

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FACT CERTIFICATE

To:        Kirkpatrick & Lockhart Preston Gates Ellis LLP:

I hereby certify to Kirkpatrick & Lockhart Preston Gates Ellis LLP as stated below.

1. Purpose of This Certificate. The undersigned,             , [the/a] duly elected and authorized              of IAT Group Inc., a company organized under the laws of The Cayman Islands (the “Seller”), has executed this Certificate in connection with the proposed sale by the Seller of 6,000,000 ordinary shares, $0.01 par value per share (the “Shares”) of Fresh Del Monte Produce Inc., a company organized under the laws of The Cayman Islands (the “Company”), in a public offering (the “Offering”) pursuant to that certain Underwriting Agreement, dated as of November 6, 2007 (the “Underwriting Agreement”), among the Seller, the Company and the Manager named in Schedule I thereto (the “Manager”) on behalf of the several Underwriters named in Schedule III thereto (the “Underwriters”).

2. New York Status. The Seller is not located in and does not conduct any business in the State of New York.

3. Ownership of the Shares. The Seller is the sole record owner on the books of the Company, and the sole beneficial and lawful owner, of the Shares. No other person or entity has any rights in or claims to the Shares. The Seller has not received any written or oral notice of any claim that any other person or entity is the owner of or has any interest in any of the Shares or that the sale, assignment, transfer and delivery of the Shares in the Offering will be improper or wrongful.

4. Execution and Delivery of Legal Agreements. In connection with the Offering, the Seller has executed and delivered the following agreements and delivered them to the Manager: (1) the Underwriting Agreement and (2) instructions to The Depository Trust Company to transfer the Shares to the several Underwriters. The Seller has full right, power and authority to execute, deliver and perform those agreements and instruments, and those agreements and instruments are valid and binding on the Seller and enforceable against the Seller in accordance with their terms.

5. Certificates for the Shares. The certificates for the Shares that the Seller has delivered to the Manager for sale in the Offering are genuine to the best of the Seller’s knowledge. The Seller does not know of any fact or circumstance that impairs the validity of the Shares represented by those certificates.

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6. Sale and Transfer of the Shares. The Seller proposes to sell the Shares to the Underwriters for distribution in the Offering. There are no restrictions on transfer of the Shares (other than restrictions under federal or state securities laws), and the Seller has full right, power and authority to sell, assign, transfer and deliver the Shares without the authorization, consent, or joinder of any other person or entity. Upon delivery of the certificates representing the Shares to the Manager and payment for the Shares by the Underwriters, the several Underwriters will acquire all the rights in the Shares that the Seller has, free of any adverse claim of any other person or entity.

7. No Required Filings, Orders or Approvals. None of the Shares are subject to any order of any court or governmental agency or body. The Seller has no knowledge of any filing with or any consent, approval, authorization or order of any court or governmental agency or body that is required or allegedly required for the offer, sale, assignment, transfer and delivery of the Shares to the Manager in the Offering (other than such as may be required under the federal and state securities laws in connection with the distribution of the Shares by the Underwriters).

8. No Breach, Default or Violation. Neither the Seller’s action in becoming bound by the Underwriting Agreement and Stock Power has resulted or will result in a breach of any of the terms and provisions of or constitute a violation or default under any court order, decree or judgment, or any instrument, agreement or undertaking to which the Seller is a party or by which the Seller or any of its property is bound. Set forth on Schedule I hereto are all material agreements and instruments to which the Seller is a party or by which any of its property is subject. Set forth on Schedule II hereto are all judgments, orders and decrees of any court or governmental authority to which the Seller is a party or by which the Seller or any of its property is bound.

9. Representations and Warranties. The representations and warranties of the Seller contained in the Underwriting Agreement are true and correct in all respects insofar as they relate to the Seller and/or the Shares.

10. Reliance on This Certificate. Kirkpatrick & Lockhart Preston Gates Ellis LLP may rely on the statements made in this Certificate as a basis for its legal opinion or opinions to be given in connection with the Offering.

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IN WITNESS WHEREOF, the undersigned has duly executed this Certificate and caused it to be delivered to Kirkpatrick & Lockhart Preston Gates Ellis LLP this 13th day of November, 2007.

IAT GROUP INC.

By
Name:
Title:

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SCHEDULE 1

Registration No.: 33270
Client No.: 20680

REGISTER OF CHARGES

FOR:

IAT GROUP INC.

Entry No.	Date of Charge	Charge Instrument	Description of Property Charged	Amount of Charge Created	Names of Mortgagees or Person entitled to Charge	Date Discharge
1	13 Dec 1996	Pledge Agreement dated 13 December 1996	All shares held by IAT Group Inc. in the capital of Thomcliffe N.V. (60 Shares).	US$45,000,000.00 and all obligations of IAT Group Inc. under the Credit Agreement dated 13 December 1996.	Rabobank Curacao N.V. Schartooweg 55 Willemstad, Curacao Netherlands Antilles

2	20 Dec 1996	Share Charge dated 20 December 1996	All shares held by IAT Group Inc. in the capital of Uquetal Holdings Limited (100 Ordinary Shares).	US$45,000,000.00 and all obligations of IAT Group Inc. under the Credit Agreement dated 13 December 1996.	Rabobank Curacao N.V. Schartooweg 55 Willemstad, Curacao Netherlands Antilles

3	20 Dec 1996	Share Charge dated 20 December 1996	All shares held by IAT Group Inc. in the capital of FG Holdings Limited (172 Original Shares)	US$45,000,000.00 and all obligations of IAT Group Inc. under the Credit Agreement dated 13 December 1998.	Rabobank Curacao N.V. Schartooweg 55 Willemstad, Curacao Netherlands Antilles

4	21 Dec 2000	Pledge Agreement dated 27 November 2000.	1,050,000 Common Shares held by IAT Group Inc. in the capital of Fresh Del Monte Produce Inc.	For the obligations as defined in the Pledge Agreement	Banque Francaise De L’Orient 30 Avenue George V 75008 Paris France

5	31 Jan 2006	Pledge of shares by delivery on 31 January 2006.	200,000 shares held by the Company in Fresh Del Monte Produce Inc. - Share Certificate Number 1365		BCI Banco Credito Inversiones

6	24 May 2006	Pledge of shares by delivery on 24 May 2006	244,600 shares held by the Company in Fresh Del Monte Produce Inc. - Share Certificate Number 1328		BCI Banco Credito Inversiones

7	14 Jul 2006	Pledge Agreement (Capitalised Terms used in this entry have the same meaning as in the Pledge Agreement) dated 14 May 2006.

A first lien and first security interest in

1,200,000.00 shares held by the

Company in Fresh Del Monte

Produce Inc. for the prompt and

complete payment when due of all

Obligations, certificate numbers 1334

(500,000 shares), 1395 (500,000

shares), 1412 (100,000 shares) and

1413 (100,000 shares).

				All obligations or liabilities of the Pledge under the Loan Documents or any documents, instruments or agreements executed in connection therewith.	SunTrust Bank

8	29 Aug 2006	Share Charge dated 29 August 2006.	6,250,000 Ordinary shares in Fresh Del Monte Produce Inc.	Syndicated Loan Agreement	BankMed, sal (as Bank and Agent for the Banks as defined in a syndicated Loan Agreement of same date).

Strategic Alliance Agreement dated as of August 29, 1997 by and between Fresh Del Monte Produce Inc. and IAT Group Inc.

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Schedule II

JUDGMENTS, ORDERS AND DECREES

None.

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EXHIBIT D-2

FORM OF SELLING SHAREHOLDER OPINION (WALKERS)

13 November 2007

TO THE ADDRESSEES SET OUT IN SCHEDULE 4

Dear Sirs

IAT Group Inc.

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Document (as defined in Schedule 1) being entered into by IAT Group Inc. (the “Company”) in connection with:

(a) the issuance, offer and sale by Fresh Del Monte Produce Inc. (“FDP”) of up to 4,600,000 ordinary shares in the share capital of FDP with nominal or par value of US$0.01 each; and

(b) the offer and sale by the Company of up to 6,900,000 ordinary shares in the share capital of FDP with nominal or par value of US$0.01 each (the “Seller Shares”).

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or certified translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are Attorneys at Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Document nor upon the commercial terms of the transactions contemplated by the Document.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, and under the laws of the Cayman Islands, we give the following opinions in relation to the matters set out below.

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1. The Company is an exempted company duly incorporated with limited liability, validly existing under the laws of the Cayman Islands.

2. Based solely upon our review of the Certificate of Good Standing the Company is in good standing under the laws of the Cayman Islands.

3. The Company has full corporate power, authority and legal right to execute and deliver the Document and to perform its obligations under the Document.

4. The Document has been duly authorised and executed and, when delivered by the Company, will constitute the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

5. The execution, delivery and performance of the Document, the consummation of the transactions contemplated thereby and the compliance by the Company with the terms and provisions thereof do not:

(a) contravene any law, public rule or regulation of the Cayman Islands applicable to the Company which is currently in force; or

(b) contravene the Memorandum and Articles of Association of the Company.

6. Neither the execution, delivery or performance of the Document nor the consummation or performance of any of the transactions contemplated thereby by the Company, requires the consent or approval of, the giving of notice to, or the registration with, or the taking of any other action in respect of any Cayman Islands governmental or judicial authority or agency.

7. The law chosen in the Document to govern its interpretation would be upheld as a valid choice of law in any action on that document in the courts of the Cayman Islands.

8. There are no stamp duties (other than the stamp duties mentioned in qualification 2 in Schedule 3), income taxes, withholdings, levies, registration taxes, or other duties or similar taxes or charges now imposed, or which under the present laws of the Cayman Islands could in the future become imposed, in connection with the enforcement or admissibility in evidence of the Document or on any payment to be made by the Company or any other person pursuant to the Document. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

9. None of the parties to the Document (other than the Company) is or will be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of the execution, delivery, performance or enforcement of the Document to which any of them is party.

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10. A judgment obtained in a foreign court will be recognised and enforced in the courts of the Cayman Islands without any re-examination of the merits:

(a) at common law, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands; or

(b) by statute, by registration in the Grand Court of the Cayman Islands and execution as if it were a judgment of the Grand Court, where the judgment is a judgment of a superior court of any state of the Commonwealth of Australia which is final and conclusive for a sum of money not in respect of taxes or other charges of a like nature or in respect of a fine, penalty or revenue obligation and which remains enforceable by execution in that jurisdiction.

11. It is not necessary or advisable under the laws of the Cayman Islands that the Document or any document relating thereto be registered or recorded in any public office or elsewhere in the Cayman Islands in order to ensure the validity, effectiveness or enforceability of the Document.

12. It is not necessary under the laws of the Cayman Islands (a) in order to enable any party to the Document to enforce their rights under the Document or (b) solely by reason of the execution, delivery and performance of the Document that any party to the Document should be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands or any other political subdivision thereof.

13. The Company has executed an effective submission to the jurisdiction of the courts specified in the Document.

14. The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands; the Company has validly and irrevocably appointed CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York, United States of America, as its authorised agent for the purposes described in the Document; the waiver by the Company in the Document of any objection:

(a) to the venue of any action or proceeding in any federal or state court sitting in the Borough of Manhattan, State of New York; and

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(b) that any action or proceeding in any federal or state court sitting in the Borough of Manhattan, State of New York has been brought in an inconvenient forum, in each case, is legal, valid and binding and we are not aware of any reason why the courts of the Cayman Islands would not give effect to such waiver.

15. The Company is subject to civil and commercial law with respect to its obligations under the Document and neither the Company nor any of its assets is entitled to immunity from suit or enforcement of a judgment on the grounds of sovereignty or otherwise in the courts of the Cayman Islands in proceedings against the Company in respect of any obligations under the Document, which obligations constitute private and commercial acts rather than governmental or public acts.

16. Based solely upon our examination of the Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted on 8 November 2007 (the “Search Date”), we confirm that, as at the time of our examination, the Company has not been party to any proceedings in the Grand Court of the Cayman Islands during the six year period prior to the Search Date, there are no actions, suits or proceedings pending against the Company before the Grand Court of the Cayman Islands and no steps have been, or are being, taken to compulsorily wind up the Company and based solely upon our examination of the records of the Company referred to in this opinion, as at the time of our examination no resolution voluntarily to wind up the Company has been adopted by its members.

17. A judgment of a court in the Cayman Islands may be expressed in a currency other than Cayman Islands dollars.

18. On a liquidation of the Company, claims against the Company under the Document will rank at least pari passu with the claims of all other unsecured creditors (other than those preferred by law).

19. In the event of an insolvency, liquidation, bankruptcy or reorganisation affecting the Company, no liquidator, creditor or other person would be able to set aside any disposition of property effected by the Company pursuant to the Document.

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20. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

21. Based solely upon our review of the Register of Members of FDP as maintained by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America the Company is the recorded holder of 23,435,636 ordinary shares with nominal or par value of US$0.01 each in the issued share capital of FDP as at 31 October 2007.

22. Based solely upon our review of the minute book and the Register of Members of FDP as at the date of this opinion the 23,435,636 ordinary shares of a nominal or par value of US$0.01 held by the Company in the issued capital of FDP (the “Company’s Shares”) have been duly authorised, validly issued as fully paid, and non-assessable. For the purposes of this opinion, “non-assessable” means that no Cayman Islands taxes are payable in respect of the issue of the Company’s Shares.

23. Following the entry of the transfer of such shares into the Register of Members of FDP, the transferee stated on the relevant Share Transfer Form will be duly registered therein as the holder of legal title to such shares in the capital of FDP. Section 38 of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”) provides, inter alia, that every “person who has agreed to become a member of a company and whose name is entered on the register of members, shall be deemed to be a member of the company”. Section 48 of the Companies Law provides that the “register of members shall be prima facie evidence of any matters by this [Companies] Law directed or authorised to be inserted therein”.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent.

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully

WALKERS

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SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.	The Certificate of Incorporation dated 21 August 1989, the Memorandum and Articles of Association as registered on 21 August 1989 (the “Memorandum and Articles of Association”), the minute book, the Register of Members, Register of Directors and Officers, and the Register of Mortgages and Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands.

2.	The Cause List and Register of Writs and other Originating Process of the Grand Court of the Cayman Islands kept at the Clerk of Courts Office, George Town, Grand Cayman as at the Search Date.

3.	A Certificate of Good Standing dated 8 November 2007 in respect of the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

4.	A copy of executed minutes of a meeting of the Board of Directors of the Company dated 7 November 2007 (the “Resolutions”).

5.	The Register of Members of FDP as at 31 October 2007, a copy of which has been provided to us by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America.

6.	An executed copy of the Underwriting Agreement dated 6 November 2007 entered into by and among the Company, FDP and the several underwriters named in Schedule III thereto, for whom Morgan Stanley & Co. Incorporated is acting as the manager (the “Document”).

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SCHEDULE 2

ASSUMPTIONS

1.	There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Document and, insofar as any obligation expressed to be incurred under the Document is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

2.	The Document is within the capacity, power, and legal right of, and has been or will be duly authorised, executed and delivered by, each of the parties thereto (other than the Company) and constitute or, when executed and delivered, will constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all other relevant jurisdictions (other than the Cayman Islands).

3.	The choice of the laws of the jurisdiction selected to govern the Document has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands).

4.	All authorisations, approvals, consents, licences and exemptions required by, and all filings and other requirements of, each of the parties to the Document outside the Cayman Islands to ensure the legality, validity and enforceability of the Document have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and any conditions to which they are subject have been satisfied.

5.	All conditions precedent, if any, contained in the Document have been or will be satisfied or waived.

6.	The Board of Directors of the Company considers the execution of the Document and the transactions contemplated thereby to be in the best interests of the Company.

7.	No disposition of property effected by the Document is made for an improper purpose or wilfully to defeat an obligation owed to a creditor and at an undervalue.

8.

The Company was on the date of execution of the Document able to pay its debts as they became due from its own moneys, and any disposition or settlement of property effected by the Document is made in good faith and for valuable consideration and at

D-2-7

the time of each disposition of property by the Company pursuant to the Document the Company will be able to pay its debts as they become due from its own moneys.

9.	The originals of all documents examined in connection with this opinion are authentic, all seals thereon and the signatures and initials thereon are those of a Director of the Company and are genuine, all such documents purporting to be sealed have been so sealed, all copies are complete and conform to their originals and the Document conform in every material respect to the latest drafts of the same produced to us and, where provided in successive drafts, have been marked up to indicate all changes to such Document.

10.	The Memorandum and Articles of Association reviewed by us are the Memorandum and Articles of Association of the Company in force at the date hereof.

11.	The minute book, Register of Members, Register of Directors and Officers, Register of Mortgages and Charges, Certificate of Incorporation, and Memorandum and Articles of Association of the Company provided to us by the registered office of the Company and the Register of Members of FDP provided to us by BNY Mellon Shareowner Services, 300 Galleria Parkway, Suite 1020 Atlanta, GA 30339, United States of America are complete and accurate and constitute a complete and accurate record of the business transacted by the Company and FDP (as appropriate) and all matters required by law and the Memorandum and Articles of Association of the Company and the memorandum and articles of association of FDP (as appropriate) to be recorded therein are so recorded.

12.	The Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands examined by us at the Clerk of Courts Office, George Town, Grand Cayman at the Search Date, covering the period six years prior to the Search Date constitute a complete record of the proceedings before the Grand Court of the Cayman Islands.

13.	The meeting of the Board of Directors at which the Resolutions were duly adopted was called and held in accordance with the Articles of Association of the Company and such Resolutions and the arrangements approved pursuant thereto have not been amended (save as noted herein) or revoked and are in full force and effect.

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SCHEDULE 3

QUALIFICATIONS

1.	The term “enforceable” and its cognates as used in this opinion means that the obligations assumed by the Company under the Document are of a type which the courts of the Cayman Islands enforce. This does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement of obligations and the priority of obligations may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium and other laws of general application relating to or affecting the rights of creditors or by prescription or lapse of time;

(b)	enforcement may be limited by general principles of equity and, in particular, the availability of certain equitable remedies such as injunction or specific performance of an obligation may be limited where the court considers damages to be an adequate remedy;

(c)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of, or contrary to the public policy of, that jurisdiction;

(e)	a judgment of a court of the Cayman Islands may be required to be made in Cayman Islands dollars;

(f)	to the extent that any provision of the Document is adjudicated to be penal in nature, it will not be enforceable in the courts of the Cayman Islands; in particular, the enforceability of any provision of the Document which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date, may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)	to the extent that the performance of any obligation arising under the Document would be fraudulent or contrary to public policy, it will not be enforceable in the courts of the Cayman Islands;

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(h)	a Cayman Islands court will not necessarily award costs in litigation in accordance with contractual provisions in this regard; and

(i)	the effectiveness of terms in the Document excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty shall be construed in accordance with, and shall be limited by, applicable law, including generally applicable rules and principles of common law and equity.

2.	Cayman Islands stamp duty will be payable if the Document are executed in, brought to, or produced before a court of the Cayman Islands. Such duty would be nominal except in the case of:

(a)	a debenture or a legal or equitable mortgage or charge of immovable property:

(i)	where the sum secured is CI$300,000.00 (US$360,000.00) or less, in which case duty would be 1% of the sum secured; or

(ii)	where the sum secured is more than CI$300,000.00 (US$360,000.00) whether initially or after further advance, in which case duty would be 1.5% of the sum secured;

(b)	a legal or equitable mortgage or charge of movable property (not including a debenture but including a bill of sale) in which case duty would be 1.5% of the sum secured;

PROVIDED THAT no duty shall be payable under subparagraphs (a) and (b) where the property is situated outside the Cayman Islands; and that in the case of a legal or equitable mortgage or charge granted by an exempted company, an ordinary non-resident company (as defined in the Companies Law (as amended)) or an exempted trust (as defined in the Trusts Law (as amended)) or a body corporate incorporated outside the Cayman Islands of movable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, the maximum duty payable shall be CI$500.00 (US$600.00); and

(c)

any note evidencing indebtedness, in which case duty of CI$0.25 per CI$100.00 or part thereof of the face value of each note, subject to a maximum of CI$250.00, is payable, unless, the notes are issued as part of a series by an exempted

D-2-10

company or by an ordinary non-resident company (as defined in the Companies Law (as amended)) or by a body corporate incorporated outside the Cayman Islands, in which case a duty of CI$500.00 in respect of the instrument creating the notes may be paid and thereafter no further stamp duty in respect of such notes is payable.

3.	A certificate, determination, calculation or designation of any party to the Document as to any matter provided therein might be held by a Cayman Islands court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, for example if it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

4.	If any provision of the Document is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Cayman Islands courts notwithstanding any express provisions in this regard.

5.	In principle, a person who claims to be entitled pursuant to a contract to recover the legal fees and expenses incurred in enforcing that contract shall be entitled to judgment for the amount of legal fees and expenses found due under the contract and such amount shall not be subject to taxation pursuant to the applicable rule of court.

6.	A conveyance, mortgage, charge or other security interest granted or made by a company at a time when that company was unable to pay its debts as they fell due, and made or granted in favour of a creditor with a dominant intention to give that creditor a preference over the other creditors of the company, would be void pursuant to Section 168(1) of the Companies Law (as amended), if within six months thereof a petition is presented to the Grand Court of the Cayman Islands for the winding-up of such company, or a resolution is passed for the voluntary winding-up of the company.

7.	Under the Fraudulent Dispositions Law (as amended), any disposition of property made with an intent to defraud (which means an intention by the party disposing of the property to wilfully defeat an obligation owed to a creditor) and at an undervalue, shall be voidable at the instance of the creditor thereby prejudiced.

8.	We express no opinion upon the effectiveness of any clause of the Document providing that the terms of such Document may only be amended in writing.

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9.	Notwithstanding any purported date of execution in the Document, the rights and obligations therein contained take effect only on the actual execution and delivery thereof but the Document may provide that they have retrospective effect as between the parties thereto alone.

10.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions and/or measures adopted by the European Union Council for Common Foreign & Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council.

11.	Persons who are not party to the Document (other than beneficiaries under properly constituted trusts or persons acting pursuant to powers contained in a deed poll) under Cayman Islands law have no direct rights or obligations under such Document.

12.	Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a Company on which a shareholder relied in agreeing to subscribe for shares in such Company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such Company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such Company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

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SCHEDULE 4

ADDRESSEES

1.	Morgan Stanley & Co. Incorporated

2.	Merrill Lynch, Pierce, Fenner & Smith Incorporated

3.	Piper Jaffray & Co.

4.	Wachovia Capital Markets, LLC

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EXHIBIT E

FORM OF LOCK-UP LETTER

October 31, 2007

Morgan Stanley & Co. Incorporated

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. Incorporated (“Morgan Stanley”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Fresh Del Monte Produce Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) and the selling shareholder named therein (the “Selling Shareholder”), providing for the public offering (the “Public Offering”) by the several Underwriters, including Morgan Stanley (the “Underwriters”), of 10,000,000 shares (the “Shares”) of the Company’s ordinary shares, $0.01 par value per share (the “Ordinary Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus supplement relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to (a) transactions relating to Ordinary Shares or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of Ordinary Shares or any security convertible into Ordinary Shares as a bona fide gift, (c) transfers of Ordinary Shares to any trust, partnership or limited liability company for the direct or

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indirect benefit of the undersigned or the immediate family of the undersigned, (d) transfers of Ordinary Shares to any beneficiary of the undersigned pursuant to a will or other testamentary document or applicable laws of descent, (e) transfers of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares to the Company, (f) distributions of Ordinary Shares or any security convertible into Ordinary Shares to limited partners or stockholders of the undersigned, (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the transfer of Ordinary Shares, or (h) the issuance of Ordinary Shares by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Prospectus or which the Underwriters have been advised in writing [or (i) the offer and sale of up to [            ] Ordinary Shares and any actions ancillary thereto]1; provided that in the case of the transactions described in clause (a) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Ordinary Shares or other securities acquired in such open market transactions; provided, further that in the case of any transfer or distribution described in clauses (c) or (f) any such transfer or distribution shall not involve a disposition for value; provided, further that in the case of the plan described in clause (g) any such plan does not provide for the transfer of Ordinary Shares during the restricted period; and provided, further that in the case of any transfer or distribution described in clauses (b), (c), (d), (e), or (f), each donee, distribute or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Ordinary Shares, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence. For purposes of this lock-up letter, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Ordinary Shares except in compliance with the foregoing restrictions.

[1]	This clause shall only be applicable to Jean-Pierre Bartoli, Emanuel Lazopoulos, Thomas Young and Antolin Saiz in the amounts of 16,000, 4,000, 8,000 and 8,000 Ordinary Shares, respectively.

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The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This lock-up letter shall be terminated (i) if the Underwriting Agreement is terminated for any reason prior to the closing of the Public Offering or (ii) on the date that is 90 days after the date of the Prospectus.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

(Name)

(Address)

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